UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 11, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Gigamon Inc.

File No. 333-182662 - CF#29526

Gigamon Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on July 13, 2012, as amended.

Based on representations by Gigamon Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.12	through December 27, 2014
Exhibit 10.30	through November 11, 2014
Exhibit 10.31	through April 28, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary